EXHIBIT 99.1

Colliers extends and increases credit facility to US$1.5 billion

Additional capacity provides greater flexibility for growth; sustainability feature aligns with ESG goals

TORONTO, May 27, 2022 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX and NASDAQ: CIGI) ("Colliers") announced today that it has extended and increased its unsecured multi-currency revolving credit facility (the “Credit Facility”) for a new five-year term maturing in May 2027. The prior credit facility had a maturity of April 2024. Borrowing capacity under the new Credit Facility has been increased to $1.5 billion, up from $1.0 billion. Financial covenants under the Credit Facility remain unchanged. The new Credit Facility is sustainability-linked and includes pricing adjustments tied to the achievement of performance targets over time aligned with Colliers’ Elevate the Built Environment framework. These targets include: 1) reducing greenhouse gas emissions consistent with the Science-Based Targets initiative (“SBTi”); 2) increasing female representation in management roles and 3) ensuring Colliers-occupied offices obtain the WELL Health-Safety certification.

The new Credit Facility was led by Bank of Montreal and was syndicated to ten additional banks including HSBC Bank, JP Morgan Chase Bank, Mizuho Bank, U.S. Bank, Toronto-Dominion Bank, Bank of America, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Wells Fargo Bank and National Bank of Canada. The Credit Facility ranks pari passu with Colliers’ existing privately placed fixed rate senior notes maturing in 2028 and 2031.

“The new Credit Facility provides us with additional capacity and greater flexibility as we continue to execute on our growth plan and will be used to fund both existing operations and strategic acquisitions globally,” said Christian Mayer, Chief Financial Officer. “We are pleased that all eleven members of our bank group have extended and increased their participation in our Credit Facility, signaling their support and confidence in our proven track record and prospects for the future,” he concluded.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 62 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.3 billion and $57 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people.  Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2021 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500